UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form N-SAR	SEC FILE NUMBER 0-27877 CUSIP NUMBER
65333U 10 4

For Period Ended: December 31, 2002
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Next Level Communications, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

6085 State Farm Drive
Address of Principal Executive Office (Street and Number)

Rohnert Park, California 94928
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     ☐(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     ☒(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-

        F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     ☐(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

A tender offer by Motorola, Inc. for all of the outstanding shares of common stock of the Company not owned by Motorola is currently outstanding and scheduled to terminate on April 11, 2003. With the tender offer ongoing, the Company is unable to obtain other financing and any opinion of its auditors with respect to its financial statements as of and for the year ended December 31, 2002, will be subject to a “going concern” qualification. The Company anticipates that the tender offer will terminate on April 11, 2003 and either the Company will become a wholly-owned subsidiary of Motorola shortly following the successful completion of the tender offer or the Company will be in a position to complete its audited financial statements.

PART IV— OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

James F. Ide	707	584-6981

(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the event that the tender offer is not consummated, the Company anticipates that its financial statements for the year ended December 31, 2002 will be subject to a going concern qualification.

Next Level Communications, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2003	By	/s/ James F. Ide